EXHIBIT 32 .01

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS
ADOPTED PURSUANT TO SECTION
906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Auric
Mining Company (the "Company") on Form 10-Q/A for the
period ended September 30, 2008 as filed with the
Securities and Exchange Commission on the date hereof
(the "Report"),

I, Russell Smith, Chief Executive Officer of the
Company, certify, pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002, that to the best of my
knowledge:

        (1) The Report fully complies with the
 requirements of section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and

        (2) The information contained in the Report
 fairly presents, in all material respects, the
 financial condition and result of operations of
the Company.

     /s/ Russell Smith

        Russell Smith
   Chief Executive Officer

February 8, 2010

EXHIBIT 32 .02

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS
ADOPTED PURSUANT TO SECTION
906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Auric
Mining Company (the "Company") on Form 10-Q/A for the
period ended September 30, 2008 as filed with the
Securities and Exchange Commission on the date hereof
(the "Report"),

I, Brian Stewart, Chief Financial Officer of the
Company, certify, pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002, that to the best of my
knowledge:

        (1) The Report fully complies with the
 requirements of section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and

        (2) The information contained in the Report
 fairly presents, in all material respects, the
 financial condition and result of operations of
the Company.

        /s/ Brian Stewart

        Brian Stewart
     Chief Financial Officer

February 8, 2010